Exhibit 99.1

Evaxion Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

October 5,, 2023

COPENHAGEN, Denmark, Oct. 5, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, announced today that the Company received a letter (the “Notification Letter”) on September 29, 2023 from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5550(a)(2).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until March 27, 2024, to regain compliance. The letter states that the Nasdaq staff will provide written notification that the Company has achieved compliance with Rule 5550(a)(2) if at any time before March 27, 2024, the bid price of the Company’s ADSs closes at $1.00 per share or more for a minimum of ten consecutive business days. The Nasdaq letter is only a notification of deficiency and has no immediate effect on the listing or trading of the Company’s ADSs and the ADSs will continue to trade on the Nasdaq Global Market under the symbol “EVAX.” The Company’s business operations are not affected by the receipt of the Notification Letter.

The Company intends to monitor the bid price of its ADSs between now and March 27, 2024, and to evaluate its available options to regain compliance with Nasdaq’s minimum bid price rule within the compliance period, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares.

If the Company does not regain compliance with Rule 5550(a)(2) by March 27, 2024, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period.

The Company fully intends to resolve the deficiency and regain compliance with the Listing Rules.

About EVAXION

Evaxion Biotech A/S is a clinical-stage biotech company developing world-leading AI platforms. Evaxion's proprietary and scalable technologies harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. The company is committed to transforming patients' lives with unmet clinical needs by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking immunotherapies, please visit www.evaxion-biotech.com.

Forward-looking statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact information Evaxion Biotech A/S               Christian Kanstrup           Chief Executive Officer cka@evaxion-biotech.com Source: Evaxion Biotech